SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing contains only preliminary communications made before the commencement of an anticipated exchange offer to allow eligible employees (excluding executive officers and directors) RadiSys Corporation (the “Company”) that hold certain eligible stock options to exchange their stock options for replacement equity awards (the “exchange offer”).

Attached as Exhibit 99.1 is an email communication, dated August 26, 2009, from the Chief Financial Officer of the Company to the worldwide employees of the Company announcing, among other things, that at the Annual Meeting of Shareholders held on August 18, 2009 the Company’s shareholders voted to approve the Company’s proposal to implement the exchange offer.

The Company has not initiated the exchange offer. Even though shareholders’ approval has been obtained, the Company may still decide to not implement the exchange offer or to delay its implementation. If the exchange offer is commenced, the Company will provide eligible employees with written materials explaining the full terms and conditions of the program in a Tender Offer Statement on Schedule TO and will also file these materials with the Securities and Exchange Commission (the “SEC”).

WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE OFFER SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

Once the materials discussed above are filed with the SEC, they will be available free of charge from the SEC’s website at www.sec.gov and by contacting the Company at: RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Investor Relations or by calling (503) 615-7797.

ITEM 12.	EXHIBITS

99.1	Email from the Chief Financial Officer of the Company to the worldwide employees of the Company dated August 26, 2009.

EXHIBIT INDEX

99.1	Email from the Chief Financial Officer of the Company to the worldwide employees of the Company dated August 26, 2009.